Exhibit 99.1

Date: April 6, 2020	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMV INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 01, 2020
Record Date for Voting (if applicable) :	May 01, 2020
Beneficial Ownership Determination Date :	May 01, 2020
Meeting Date :	June 02, 2020
Meeting Location (if available) :	Virtual, CPU
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	44974L103	CA44974L1031
COM REGULATION S US 1933 LEG	C4R68P103	CAC4R68P1036

Sincerely,

Computershare
Agent for IMV INV.